UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 8, 2024

THUNDER BRIDGE CAPITAL PARTNERS IV, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40555	86-1826129
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9912 Georgetown Pike

Suite D203

Great Falls, Virginia 22066

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (202) 431-0507

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-fifth of one Redeemable Warrant	THCPU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	THCP	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	THCPW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into a Material Definitive Agreement.

Amendment to Business Combination Agreement

As previously disclosed, Thunder Bridge Capital Partners IV, Inc. (the “Company” or “THCP”), a Delaware corporation, entered into a Business Combination Agreement, dated March 22, 2022 and amended May 31, 2023, and further amended on May 28, 2024, (the “Business Combination Agreement”) by and among the Company, Coincheck Group B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“PubCo”), M1 Co G.K., a Japanese limited liability company (godo kaisha) (“HoldCo”), Coincheck Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Coincheck, Inc., a Japanese joint stock company (kabushiki kaisha) (“Coincheck”). Capitalized terms used but not defined elsewhere herein have the meanings assigned to them in the Business Combination Agreement.

On October 8, 2024, the Company, PubCo, HoldCo, Merger Sub and Coincheck entered into the Third Amendment to Business Combination Agreement to delete the Sponsor’s and Company Shareholder’s right to receive Earn Out Shares. Further, at the Closing, the Sponsor shall automatically forfeit and surrender, and PubCo shall repurchase for no consideration, 2,365,278 of the PubCo Ordinary Shares to be delivered to Sponsor.

Item 7.01. Regulation FD Disclosure.

On October 11, 2024, Coincheck issued a press release announcing the execution of the Third Amendment to Business Combination Agreement. A copy of the press release is attached hereto as Exhibit 99.1, and is incorporated herein by reference.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information in this Item 7.01, including Exhibit 99.1.

Additional Information and Where to Find It

In connection with the proposed business combination, the parties will file relevant materials with the SEC, including a registration statement on Form F-4 filed by CCG, which will include a proxy statement/prospectus of THCP, and other documents regarding the proposed business combination with the SEC. CCG filed a preliminary proxy statement prospectus on Form F-4 with the SEC on May 7, 2024, as subsequently amended. THCP’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials contain and will contain important information about CCG, Coincheck, Inc. (“Coincheck”), THCP and the proposed business combination. Promptly after the Form F-4 is declared effective by the SEC, THCP will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the proposed business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and shareholders of THCP are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by THCP with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, or by directing a request to Thunder Bridge Capital Partners IV, Inc., 9912 Georgetown Pike, Suite D203, Great Falls, Virginia 22066, Attention: Secretary, (202) 431-0507.

Participants in Solicitation

THCP and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in THCP will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about THCP’s directors and executive officers and their ownership of THCP common stock is set forth in the THCP prospectus, dated June 29, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

CCG, Coincheck and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of THCP in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Coincheck’s industry and market sizes, future opportunities for CCG, Coincheck and THCP, Coincheck’s estimated future results and the proposed business combination between THCP and Coincheck, including the implied enterprise value, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in THCP’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the business combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of THCP’s shareholders, the failure to achieve the minimum amount of cash available following any redemptions by THCP shareholders, redemptions exceeding a maximum threshold or the failure to meet Nasdaq listing standards in connection with the consummation of the contemplated transactions; costs related to the transactions contemplated by the Business Combination Agreement; a delay or failure to realize the expected benefits from the proposed business combination; risks related to disruption of management’s time from ongoing business operations due to the proposed business combination; changes in the cryptocurrency and digital asset markets in which Coincheck competes, including with respect to its competitive landscape, technology evolution or regulatory changes; changes in domestic and global general economic conditions, risk that Coincheck may not be able to execute its growth strategies, including identifying and executing acquisitions; risk that Coincheck may not be able to develop and maintain effective internal controls; and other risks and uncertainties indicated in THCP’s final prospectus, dated June 29, 2021, for its initial public offering, and the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in THCP’s other filings with the SEC. CCG, THCP and Coincheck caution that the foregoing list of factors is not exclusive.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about THCP and Coincheck or the date of such information in the case of information from persons other than THCP or Coincheck, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Coincheck’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

No Offer or Solicitation

This current report shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This current report shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

No Assurances

There can be no assurance that the proposed business combination will be completed, nor can there be any assurance, if the proposed business combination is completed, that the potential benefits of combining the companies will be realized.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1	Third Amendment to Business Combination Agreement, dated as of October 8, 2024, by and among Thunder Bridge Capital Partners IV, Inc., Coincheck Group B.V., M1 Co G.K., Coincheck Merger Sub, Inc., and Coincheck, Inc.

99.1	Press Release dated October 11, 2024.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THUNDER BRIDGE CAPITAL PARTNERS IV, INC.

	By:	/s/ Gary Simanson
		Name:	Gary Simanson
		Title:	Chief Executive Officer

Dated: October 11, 2024

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